Exhibit 99.2

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	Dec 31, 2022	Mar 31, 2023	Mar 31, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,419,166	3,568,288	519,583
Restricted cash	114,560	97,897	14,255
Accounts receivable, net	2,402,430	2,232,702	325,107
Short-term investments	1,253,670	893,311	130,076
Prepayments and other assets	1,612,022	1,614,758	235,126
Amounts due from related parties	246,505	307,347	44,753
Total current assets	9,048,353	8,714,303	1,268,900
Non-current assets:
Property and equipment, net	2,132,994	1,786,097	260,076
Intangible assets, net	1,008,020	962,968	140,219
Prepayments and other assets	21,263	21,046	3,065
Equity investments	273,580	268,338	39,073
Goodwill	4,605,724	4,605,724	670,645
Amounts due from related parties	5,758	6,389	930
Operating lease right-of-use assets	220,539	192,393	28,015
Total non-current assets	8,267,878	7,842,955	1,142,023
Total assets	17,316,231	16,557,258	2,410,923
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	909,500	1,087,206	158,309
Accounts payable	2,301,958	2,195,642	319,710
Accrued expenses and other current liabilities	2,830,826	2,671,739	389,035
Income tax payable	51,892	55,117	8,026
Amounts due to related parties	427,727	420,088	61,170
Current operating lease liabilities	136,723	115,769	16,857
Total current liabilities	6,658,626	6,545,561	953,107
Non-current liabilities:
Deferred tax liabilities	167,052	155,522	22,646
Amounts due to related parties	413,464	337,583	49,156
Other liabilities	370,531	447,981	65,231
Non-current operating lease liabilities	123,059	114,458	16,666
Total non-current liabilities	1,074,106	1,055,544	153,699
Total liabilities	7,732,732	7,601,105	1,106,806
Shareholders’ equity:
Ordinary shares	25,062	25,070	3,650
Treasury stock	(208,385)	(208,385)	(30,343)
Additional paid-in capital	18,648,205	18,659,506	2,717,034
Statutory reserves funds	(14,700)	(14,700)	(2,140)
Accumulated deficit	(10,102,236)	(10,709,224)	(1,559,384)
Accumulated other comprehensive income	453,074	423,241	61,629
Total Kingsoft Cloud Holdings Limited shareholders’ equity	8,801,020	8,175,508	1,190,446
Noncontrolling interests	782,479	780,645	113,671
Total equity	9,583,499	8,956,153	1,304,117
Total liabilities and shareholders’ equity	17,316,231	16,557,258	2,410,923

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended
	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2023
	RMB	RMB	RMB	US$
Revenues:
Public cloud services	1,380,807	1,344,293	1,153,674	167,988
Enterprise cloud services	792,509	785,918	709,976	103,381
Others	493	802	750	109
Total revenues	2,173,809	2,131,013	1,864,400	271,478
Cost of revenues	(2,093,851)	(1,969,056)	(1,670,215)	(243,202)
Gross profit	79,958	161,957	194,185	28,276
Operating expenses:
Selling and marketing expenses	(144,405)	(126,081)	(88,053)	(12,822)
General and administrative expenses	(221,763)	(442,764)	(488,628)	(71,150)
Research and development expenses	(246,633)	(255,488)	(215,370)	(31,360)
Total operating expenses	(612,801)	(824,333)	(792,051)	(115,332)
Operating loss	(532,843)	(662,376)	(597,866)	(87,056)
Interest income	21,157	21,688	14,068	2,048
Interest expense	(34,066)	(31,694)	(27,927)	(4,066)
Foreign exchange (loss) gain	(18,741)	132,290	93	14
Other (loss) gain, net	(12,035)	26,399	(7,946)	(1,157)
Other income, net	20,038	4,085	12,286	1,789
Loss before income taxes	(556,490)	(509,608)	(607,292)	(88,428)
Income tax benefit (expense)	1,670	(12,049)	(1,529)	(223)
Net loss	(554,820)	(521,657)	(608,821)	(88,651)
Less: net loss attributable to noncontrolling interests	(1,571)	(12,779)	(1,833)	(267)
Net loss attributable to Kingsoft Cloud Holdings Limited	(553,249)	(508,878)	(606,988)	(88,384)

Net loss per share:
Basic and diluted	(0.15)	(0.14)	(0.17)	(0.02)
Shares used in the net loss per share computation:
Basic and diluted	3,648,282,282	3,528,680,363	3,546,512,621	3,546,512,621
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	(9,764)	(136,070)	(29,833)	(4,344)
Comprehensive loss	(564,584)	(657,727)	(638,654)	(92,995)
Less: Comprehensive income (loss) attributable to noncontrolling interests	408	(12,682)	(1,834)	(267)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(564,992)	(645,045)	(636,820)	(92,728)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended
	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2023
	RMB	RMB	RMB	US$
Gross profit	79,958	161,957	194,185	28,276
Adjustments:
– Share-based compensation expenses	3,619	6,557	224	33
Adjusted gross profit	83,577	168,514	194,409	28,309

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended
	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023
Gross margin	3.7%	7.6%	10.4%
Adjusted gross margin	3.8%	7.9%	10.4%

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended
	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2023
	RMB	RMB	RMB	US$
Net Loss	(554,820)	(521,657)	(608,821)	(88,651)
Adjustments:
– Share-based compensation expenses	93,182	101,270	11,309	1,647
– Foreign exchange loss (gain)	18,741	(132,290)	(93)	(14)
– Impairment of long-lived assets	-	-	185,135	26,958
Adjusted net loss	(442,897)	(552,677)	(412,470)	(60,060)
Adjustments:
– Interest income	(21,157)	(21,688)	(14,068)	(2,048)
– Interest expense	34,066	31,694	27,927	4,066
– Income tax (benefit) expense	(1,670)	12,049	1,529	223
– Depreciation and amortization	287,481	285,515	266,535	38,811
Adjusted EBITDA	(144,177)	(245,107)	(130,547)	(19,008)
– Loss on disposal of property and equipment	-	28,788	20,216	2,944
Excluding loss on disposal of property and equipment, normalized Adjusted EBITDA	(144,177)	(216,319)	(110,331)	(16,064)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended
	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023
Net loss margin	-25.5%	-24.5%	-32.7%
Adjusted net loss margin	-20.4%	-25.9%	-22.1%
Adjusted EBITDA Margin	-6.6%	-11.5%	-7.0%
Normalized Adjusted EBITDA	-6.6%	-10.2%	-5.9%

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	Three Months Ended
	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2023
	RMB	RMB	RMB	US$
Net cash (used in) generated from operating activities	(626,008)	370,446	(271,387)	(39,517)
Net cash (used in) generated from investing activities	(524,766)	900,951	319,670	46,548
Net cash generated from (used in) financing activities	97,609	(806,656)	103,994	15,143
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(21,017)	(137,369)	(19,818)	(2,886)
Net (decrease) increase in cash, cash equivalents and restricted cash	(1,053,165)	464,741	152,277	22,174
Cash, cash equivalents and restricted cash at beginning of period	4,456,621	3,206,354	3,533,726	514,550
Cash, cash equivalents and restricted cash at end of period	3,382,439	3,533,726	3,666,185	533,838